NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on April 20, 2009, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(2) That the entire class of this security was redeemed or paid at maturity or retirement on March 16, 2009. Each share of the company’s mandatory convertible preferred stock has a liquidation preference of $250, plus accrued, cumulated and unpaid dividends. Each share of the company’s mandatory convertible preferred stock will automatically convert on March 16, 2009, into between 8.2712 to 10.2564 shares of the company’s common stock, subject to anti-dilution adjustments, depending on the average closing price per share of the company’s common stock over the 20 trading day period ending on the third trading day prior to such date. At any time prior to March 16, 2009, holders may elect to convert each share of the company’s mandatory convertible preferred stock into 8.2712 shares of the company’s common stock, subject to anti-dilution adjustments. If the closing price per share of the company’s common stock exceeds $45.375 for at least 20 trading days within a period of 30 consecutive trading days, NRG Energy, Inc. may elect, subject to certain limitations, to cause the conversion of all, but not less than all, of the shares of mandatory convertible preferred stock then outstanding at the conversion rate of 8.2712 shares of the company’s common stock per share of the company’s mandatory convertible preferred stock, provided that at the time of such conversion NRG Energy, Inc. are then legally permitted to and do pay an amount equal to any accrued, cumulated and unpaid dividends plus the present value of all remaining future dividend payments at that time. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on March 16, 2009.